June 3, 2008

Mr. Robin G. Seim
Vice President of Finance and Chief Financial Officer
Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043

       Re: Omnicell, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Filed on March 17, 2008
       Definitive Proxy Statement Filed March 25, 2008
       File no. 0-33043

Dear Mr. Seim:

      We have reviewed your response letter dated May 16, 2008 in connection with the above-referenced filing[s] and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 23, 2008.

10-K for the Fiscal Year Ended December 31, 2007

General

1.   The Tandy representations must come directly from the Company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the Company in tandem with your next response, if the response is submitted by your counsel.

Item 9A. Controls and Procedures, page 47

2.   We reissue comment 5 of our letter dated April 23, 2008. Amend the Form 10-K to disclose the conclusion of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. In addition, provide us with your views as to how the omission of the required Item 307 disclosure impacts the effectiveness conclusions of your certifying officers.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Jay Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief